Filed by Security Capital Group Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                  Subject Company:  Security Capital U.S. Realty
                                                     Commission File No. 1-15111


      On September 26, 2000, Security Capital Group Incorporated, a Maryland corporation, and Security Capital U.S. Realty, an entity formed under the laws of Luxembourg as a Societe d'Investissement a Capital Fixe, jointly issued the following press release and supplemental information and used the following presentation materials at investor and analyst meetings, which materials were also made available on the companies' websites:


NEWS RELEASE
------------
                                                                        Contact:

                                                         Security Capital Group:
                                                        William R. (Todd) Fowler
                                                                  (800) 988-4304

                                                                 SC-U.S. Realty:
                                                                  Laura Hamilton
                                                              +352 46 37 56 2008
                                         U.S. callers dial 011 352 46 37 56 2008



             SECURITY CAPITAL GROUP AND SC-U.S. REALTY REACH AGREEMENT
                              TO COMBINE COMPANIES

(September 26, 2000) - Security Capital Group Incorporated (NYSE: SCZ) and SC-U.S. Realty (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN-Code:
LU0060100673) announced today that they have entered into a definitive agreement to combine the two businesses. Under the terms of the agreement, shareholders of SC-U.S. Realty will receive 1.15 shares of SCZ Class B common stock for each share of outstanding RTY stock, and Security Capital will acquire the assets and assume or provide the necessary funds to satisfy the liabilities of SC-U.S. Realty. The number of shares of SCZ stock to be received in respect of each of RTY stock represents an 8.5% premium over the relative average trading prices of the two stocks for the past 30 days. The agreement was unanimously approved by the Board of Directors of SC-U.S. Realty, based upon review, approval and unanimous recommendation by a special committee of the SC-U.S. Realty Board consisting of three of its independent directors, and unanimously approved by the Board of Directors of Security Capital. The total value of the transaction is approximately $1.4 billion, excluding the value of the SC-U.S. Realty shares owned by Security Capital.

Additionally, Security Capital's Board increased its previously announced $100 million stock buyback program to a total of $450 million, with the increase to be implemented after closing of the transaction. The authorized increase includes up to $200 million that will be available to dissenting SC-U.S. Realty shareholders that elect to receive cash in lieu of SCZ stock in the transaction. Security Capital will not be obligated to proceed with the transaction should shareholder elections require cash payments in excess of $200 million. In light of Luxembourg legal requirements, the transaction will be structured in two steps. Security Capital will exchange its stock and cash for assets of SC-U.S. Realty, followed by the repayment of SC-U.S. Realty's line of credit and satisfaction and discharge of its convertible debentures. Shortly after the exchange, SC-U.S. Realty shareholders will receive a distribution of SCZ stock or cash.

The two companies believe that the transaction should provide important benefits for both groups of shareholders. The transaction would eliminate the complex structural relationship that exists between the two companies and remove a tier of discount and unrealized value currently reflected in the stock prices of each. Further, the combined company is expected to have increased financial and operational flexibility and provide shareholders with enhanced liquidity. The transaction is also expected to enhance opportunities to improve shareholder value through substantial additional stock repurchases or future transactions that monetize or consolidate existing businesses.

As a consequence of the transaction, Security Capital is expected to receive increased annual dividends and interest of $154.5 million after the cancellation of the management agreement with SC-U.S. Realty. In addition, approximately $8 million of operating expenses will be permanently eliminated. On a pro forma basis as of June 30, 2000, Security Capital's reported net asset value increases by 12.7% and cash flow from operations for the trailing four quarters increases by 22.4% to $1.04 per share. Total pro forma cash flow from operations for the same period increases 67.2% to $155.5 million. After the transaction, the pro forma fixed charge coverage ratio per Security Capital's line of credit is 2.68x, with a leverage ratio of 29.1%. This pro forma financial information is based on only the $200 million cash election amount provided for in the transaction agreement, and does not take into account the additional $250 million of SCZ share repurchases authorized by Security Capital's Board or the anticipated expense savings. Please refer to page 3 of the supplemental information for details on the pro forma effect of this transaction on EBDADT (earnings before depreciation, amortization and deferred taxes).

William D. Sanders, Chairman of both Security Capital Group and SC-U.S. Realty, said, "This is a unique and equitable opportunity to create substantial value for both groups of shareholders. This move will allow Security Capital to accelerate simplification of its structure and reduce the significant public market discount that exists in the stock prices of both companies today." Mr. Sanders said that this is a major step in the transition of the combined entity to an operating company model. "In addition to receiving a premium to the current RTY share price, SC-U.S. Realty shareholders will be owners, along with current Security Capital shareholders, of a company with strong free cash flow and solid earnings growth prospects from a diversified group of assets," he said.

"The strength of the combined balance sheet should provide the resulting company with significant financial flexibility and a self-funding capability that will enable future value-creating transactions, including significant stock repurchases," said C. Ronald Blankenship, Vice Chairman and Chief Operating Officer of Security Capital. He noted that the transaction enables SC-U.S. Realty shareholders to benefit from the elimination of investment limitations imposed on its investees by various tax rules applicable to SC-U.S. Realty. "Finally, shareholders will benefit from the removal of a tier of operating expenses currently incurred at SC-U.S. Realty and at Security Capital in its advisory capacity."

The transaction is subject to approval by the holders of two-thirds of SC-U.S. Realty shares, and the holders of a majority of the voting power of Security Capital shares, who cast votes at special shareholder meetings of each company, expected to take place early in the first quarter of 2001. Security Capital owns 30,401,683, or 40.6%, of outstanding SC-U.S. Realty shares and will vote its shares in favor of the transaction. The transaction is subject to review under United States anti-trust rules, as well as by the Commission de Surveillance du Secteur Financier, the

Luxembourg regulatory agency that has authority over SC-U.S. Realty, and is subject to other customary conditions to closing, including receipt of the necessary financing. Subject to these matters, the transaction is expected to close promptly after shareholder approvals.

SC-U.S. Realty shareholders, if any, who vote against the transaction will have the option to receive SCZ common stock or up to $200 million in cash, in a per-share amount equal to the average high and low trading price of the SCZ common stock for a 15 trading-day period that ends on the sixth trading day prior to the SC-U.S. Realty shareholder meeting, multiplied by 1.15. If cash elections amount to less than $200 million, the balance will be used by Security Capital to repurchase its own stock. U.S. shareholders of SC-U.S. Realty who receive SCZ stock or cash in the transaction will recognize gain or loss for U.S. tax purposes; tax treatment of non-U.S. shareholders will depend on the laws in their country of residence.

As part of the transaction, SC-U.S. Realty will use cash received from Security Capital to satisfy and discharge its obligations in respect of its outstanding 2% senior unsecured convertible debentures due 2003. Debenture holders are expected to receive cash equal to the full accreted value of the debentures in May 2001. Also in connection with the transaction, SC-U.S. Realty's outstanding bank debt will be refinanced by Security Capital. Security Capital has arranged a $625 million acquisition facility to finance the transaction.

Goldman, Sachs & Co. advised Security Capital and Merrill Lynch & Co. Inc. advised the SC-U.S. Realty Special Committee in the transaction. The acquisition facility was arranged by Chase Securities, Inc. and Wells Fargo Bank N.A.

Security Capital Group Incorporated is an international real estate research, investment and operating management company. Security Capital operates its business through two divisions. The Capital Division provides operational and capital deployment oversight to direct and indirect investments in real estate operating companies, generating earnings principally from its ownership of these affiliates. Currently, the Capital Division has investments in 16 real estate operating companies. The Financial Services Division generates fees principally from capital management and capital markets activities. The principal offices of Security Capital and its directly owned affiliates are in Amsterdam, Atlanta, Brussels, Chicago, Denver, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

SC-U.S. Realty is a research-driven real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. SC-U.S. Realty's strategic investments included ownership positions and commitments to six U.S. real estate investment trusts (REITs).

SUPPLEMENTAL FINANCIAL INFORMATION ON THE PROPOSED TRANSACTION MAY BE FOUND ON THE COMPANIES' RESPECTIVE WEB SITES AT WWW.SECURITYCAPITAL.COM OR
                                       -----------------------
WWW.SC-USREALTY.COM.
-------------------

                                        ###

The senior management of Security Capital and SC-U.S. Realty will host a conference call to discuss the transaction on Tuesday, September 26, 2000, at 10 a.m. EDT. A live webcast of the call and the accompanying presentation will be available simultaneously through a link at Security Capital's web site at www.securitycapital.com.
                                         -----------------------

The phone number for the conference call is 1-800-230-1059 for domestic U.S. callers, and 1-612-288-0318 for international participants. A taped replay of the conference call and a copy of the presentation will be available by logging on to www.securitycapital.com or by calling 1-800-475-6701 in the United States
      -----------------------
or 1-320-365-3844 outside the United States and entering the access code 540387.

                                        ###

THIS PRESS RELEASE AND THE ATTACHED SUPPLEMENTAL INFORMATION CONTAIN CERTAIN STATEMENTS THAT ARE NEITHER REPORTED FINANCIAL RESULTS NOR OTHER HISTORICAL INFORMATION. THESE STATEMENTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE-HARBOR PROVISIONS OF THE U.S. FEDERAL SECURITIES LAWS. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF SECURITY CAPITAL AND/OR SC-U.S. REALTY WITH RESPECT TO FUTURE EVENTS AND ARE NOT GUARANTEES OF FUTURE PERFORMANCE. BECAUSE THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY THE STATEMENTS. MANY OF THESE RISKS AND UNCERTAINTIES RELATE TO FACTORS THAT ARE BEYOND THE COMPANIES' ABILITY TO CONTROL OR ESTIMATE PRECISELY, SUCH AS FUTURE MARKET CONDITIONS, THE BEHAVIOR OF OTHER MARKET PARTICIPANTS, THE ACTIONS OF GOVERNMENTAL REGULATORS AND OTHER RISK FACTORS DETAILED IN SECURITY CAPITAL'S AND SC-U.S. REALTY'S REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THESE MATERIALS. THE COMPANIES DO NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THESE MATERIALS.

WE URGE YOU TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BETWEEN SECURITY CAPITAL GROUP INCORPORATED AND SECURITY CAPITAL U.S. REALTY, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY SECURITY CAPITAL GROUP. YOU MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER DOCUMENTS FILED BY SECURITY CAPITAL GROUP AND SC-U.S. REALTY WITH THE COMMISSION (INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. SHAREHOLDERS OF SECURITY CAPITAL GROUP MAY ALSO OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT / PROSPECTUS (WHEN IT IS AVAILABLE) AND THESE OTHER DOCUMENTS BY DIRECTING A REQUEST TO SECURITY CAPITAL GROUP INCORPORATED, ATTENTION: WILLIAM
R. FOWLER, TELEPHONE: 800 988-4304. SHAREHOLDERS OF SC-U.S. REALTY MAY ALSO OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND THESE OTHER DOCUMENTS BY DIRECTING A REQUEST TO SECURITY CAPITAL U.S. REALTY, ATTENTION: LAURA HAMILTON, TELEPHONE: +352 46 37 56 2008 (U.S. CALLERS DIAL 011 352 46 37 56 2008).

SECURITY CAPITAL GROUP AND CERTAIN OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM SECURITY CAPITAL GROUP'S STOCKHOLDERS TO APPROVE THE ISSUANCE OF SECURITY CAPITAL GROUP STOCK IN CONNECTION WITH THE PROPOSED TRANSACTION. THE PARTICIPANTS IN THIS SOLICITATION MAY INCLUDE THE DIRECTORS AND EXECUTIVE OFFICERS OF SECURITY CAPITAL GROUP. INFORMATION REGARDING SECURITY CAPITAL GROUP'S DIRECTORS AND EXECUTIVE OFFICERS AND THEIR SECURITY HOLDINGS IN SECURITY CAPITAL GROUP IS CONTAINED IN SECURITY CAPITAL GROUP'S PROXY STATEMENT FOR ITS ANNUAL MEETING OF SHAREHOLDERS DATED APRIL 10, 2000.

                   [SECURITY CAPITAL GROUP INCORPORATED LOGO]


                            SUPPLEMENTAL INFORMATION



                                                                            Page

GENERAL INFORMATION
  Operating Structure......................................................   1
  Description of Transaction ..............................................   2
  Impact of Transaction on 2001............................................   3
  Pro Forma Statements.....................................................   4

FINANCIAL INFORMATION
  Pro Forma Financial Highlights...........................................   5
  Pro Forma Statements of Earnings Before Depreciation, Amortization.......
    and Deferred Taxes (EBDADT) for the Six Months Ended June 30, 2000.....   6
  Pro Forma Statements of Earnings Before Depreciation, Amortization
    and Deferred Taxes (EBDADT) for Year Ended December 31, 1999...........   7
  Pro Forma Balance Sheet as of June 30, 2000..............................   8
  Pro Forma Balance Sheet as of December 31, 1999..........................   9
  Pro Forma Cash Flow From Operations......................................  10

INVESTMENT INFORMATION
  Pro Forma Capital Division Investment Summary..........................    11
  Pro Forma Investment Summary...........................................    12

OTHER INFORMATION
  Pro Forma Global Capital Management Group..............................    13
  Pro Forma Debt Outstanding.............................................    14
  Pro Forma Share Information............................................    15
  Notes to Pro Forma Statements.......................................... 16-17





                         THIS INFORMATION IS UNAUDITED.

                       SECURITY CAPITAL GROUP INCORPORATED



                               OPERATING STRUCTURE



                  ____________________________________________
                 |                                            |
                 | [SECURITY CAPITAL GROUP INCORPORATED LOGO] |
                 |                                            |
                 |____________________________________________|
                                        |
                                        |
                    ____________________|___________________
                   |                                        |
                   |                                        |
                   |                                        |
       ____________|________________        ________________|______________
      |                             |      |                               |
      |      CAPITAL DIVISION       |      |  FINANCIAL SERVICES DIVISION  |
      | --------------------------  |      |  ---------------------------  |
      |  Proactive Ownership in     |      |      Market-Responsive        |
      |  High-Growth Real Estate    |      |      Global Real Estate       |
      |    Operating Companies      |      |    Services Organization      |
      |_____________________________|      |_______________________________|


      PUBLIC COMPANIES                          Real Estate Research Group
        Archstone Communities Trust             Capital Markets Group
        CarrAmerica Realty Corporation          Corporate Services Group
        ProLogis Trust                          Global Capital Management Group
        Regency Realty Corporation                Mutual Funds/Separate Accounts
        Storage USA, Inc.                         Managed Entities


      PRIVATE COMPANIES
        BelmontCorp
        City Center Retail Trust
        CWS Communities Trust
        Homestead Village Incorporated
        Security Capital European Realty
        Urban Growth Property Trust





                        SUPPLEMENTAL INFORMATION PAGE 1

                       SECURITY CAPITAL GROUP INCORPORATED

                           DESCRIPTION OF TRANSACTION

--------------------------------------------------------------------------------

Security Capital Group (Security Capital) and Security Capital U.S. Realty (SC-U.S. Realty) have agreed to combine their businesses. The transaction details were negotiated between Security Capital and a special committee of SC-U.S. Realty's independent directors and are described below:

- Consistent with Luxembourg rules and regulations, Security Capital will acquire the assets of SC-U.S. Realty in exchange for shares of Security Capital Class B Common stock (and cash, to be used for the limited cash substitution described below), and SC-U.S. Realty will distribute the shares (and cash, if any) to its shareholders.

- Shareholders of SC-U.S. Realty (except those shareholders who dissent and choose cash) would receive 1.15 shares of Security Capital Class B Common stock for each share of SC-U.S. Realty common stock.

- If the transaction proceeds, SC-U.S. Realty shareholders who voted against the transaction will have the option of receiving their consideration in cash. This election will be made simultaneously with the submission of their vote. Security Capital has agreed to make up to $200 million of cash available for such dissenting shareholders. If shareholders representing more than $200 million of shares vote against the transaction and request cash instead of Security Capital shares, Security Capital will not be obligated to proceed with the transaction.

- The accompanying pro forma statements assume that 40.7 million shares of Security Capital stock and $200 million of cash are issued to SC-U.S. Realty shareholders in the transaction.

- Security Capital has arranged a new loan facility to finance the cash payments and the refinancing of SC-U.S. Realty's debt. Under the terms of this facility, Security Capital can borrow up to $625 million. The loan will have an initial term of one year, and Security Capital will have an option to extend the term for an additional year. The loan is expected be repaid with contemplated asset sales and free cash flow, with the remainder being refinanced with long-term debt.

- The transaction is subject to approval by the affirmative vote of at least two-thirds of the SC-U.S. Realty shares present or represented at an extraordinary meeting of stockholders, provided that at least a majority of the outstanding shares are present or represented. The transaction must also be approved by an affirmative vote of at least a majority of the stockholders present at a special meeting of Security Capital stockholders, provided that the total vote cast represents at least a majority of the voting power of Security Capital shares who are entitled to vote on the transaction. Both of these special meetings are expected to take place early in the first quarter of 2001.

- The transaction is subject to review under United States anti-trust rules, as well as by the Commission de Surveillance de Secteur Financier, the Luxembourg regulatory agency that has authority over SC-U.S. Realty, and is subject to other customary conditions to closing.



                         SUPPLEMENTAL INFORMATION PAGE 2

                       SECURITY CAPITAL GROUP INCORPORATED

                          IMPACT OF TRANSACTION ON 2001

--------------------------------------------------------------------------------

EBDADT estimates for Security Capital for 2001 will be positively impacted by the following items (which are partially offset by the items mentioned below):

- The positive impact of a total of up to $450 million to be made available for purchases of Security Capital shares. Up to $200 million of this amount will be used to provide cash in lieu of Security Capital shares to dissenting SC-U.S. Realty shareholders, which will have the effect of reducing the Security Capital shares to be issued in the transaction. It is expected that the balance of funds will be used to make share purchases in open market transactions from time to time depending on market conditions.

- The elimination of approximately $8 million of annual expense related to SC-U.S. Realty.

- The impact of dividends and interest, that increase by $185.5 million for the four quarters ended June 30, 2000, from the following new investees:

                      Investee                   % Owned
                      --------                   -------

            CarrAmerica Realty Corporation         42.7%
            City Center Retail Trust               99.9%
            CWS Communities Trust                  94.1%
            Regency Realty Corporation             60.2%
            Storage USA, Inc.                      43.1%
            Urban Growth Property Trust            98.8%

      The higher dividends and interest are partially offset by increased income taxes and interest expense. The incremental cash flow will be available to either reduce indebtedness, repurchase stock or for other transactions which create shareholder value.



Going forward, Security Capital's EBDADT will reflect the inclusion of equity in EBDADT from S.C.-U.S. Realty's investees, and the elimination of equity in EBDADT from S.C.-U.S. Realty itself. Additionally, shares outstanding will increase by 40.7 million (assuming $200 million is paid out in cash in the transaction).



Other adjustments that should be taken into account when considering future performance include the following:

- Elimination of Security Capital's management fee relating to SC-U.S. Realty ($31.0 million for the four quarters ended June 30, 2000).

- Additional interest expense on $220 million borrowed to fund the maximum cash payment to dissenters and merger related costs. Such debt is expected to be reduced by future cash flow and asset sales.

-     A normalized income tax rate in the range of 10-12% of pre-tax EBDADT.




                        SUPPLEMENTAL INFORMATION PAGE 3

                      SECURITY CAPITAL GROUP INCORPORATED

                              PRO FORMA STATEMENTS

--------------------------------------------------------------------------------

The attached financial information includes pro forma results for the year ended December 31, 1999 and for the six months ended June 30, 2000. The methodology used in the preparation of the pro forma information is consistent with the guidelines of the Securities and Exchange Commission. As a result, the following items are not reflected in the pro forma statements:

- The agreement between Security Capital and SC-U.S. Realty calls for up to $200 million in cash to be made available to SC-U.S. Realty stockholders who vote against the deal and elect to receive cash instead of Security Capital stock, which is reflected in the pro forma information using the closing price of Security Capital stock on September 22, 2000 of $19.0625. The pro forma statements do not consider the additional $250 million of open market purchases which have been authorized by Security Capital's board.

-  Anticipated annual expense savings related to SC-U.S. Realty of $8 million.

In the event these two items were included in the pro forma information (and assuming the additional open market purchases occurred at the September 22, 2000 closing price), the adjusted pro forma results would be as follows:

For the Six Months Ended June 30, 2000:

                                            Adjusted   Increase from Actual to
                       Actual  Pro Forma*  Pro Forma     Adjusted Pro Forma
                       ------  ----------  ---------     ------------------
Per Share:
Diluted EBDADT           $1.17     $1.12       $1.21                  $0.04
Net Asset Value**       $22.66    $25.54      $26.10                  $3.44


For the Twelve Months Ended December 31, 1999:

                                            Adjusted   Increase from Actual to
                       Actual  Pro Forma*  Pro Forma     Adjusted Pro Forma
                       ------  ----------  ---------     ------------------
Per Share:
Diluted EBDADT           $1.96     $1.98        $2.14                 $0.18
Net Asset Value**       $17.99    $20.60       $20.74                 $2.75


* As presented in the accompanying pro forma statements

** NAVs presented herein are based on the current market value of the investments held by Security Capital and SC-U.S. Realty, and are not intended to represent the fair value of such investments nor the amount that might be realized were such investments to be sold in a single transaction or series of transactions.


                        SUPPLEMENTAL INFORMATION PAGE 4

                      SECURITY CAPITAL GROUP INCORPORATED

                         PRO FORMA FINANCIAL HIGHLIGHTS

                    (In thousands, except per share amounts)



OPERATING INFORMATION:

    EARNINGS BEFORE DEPRECIATION,               SECURITY CAPITAL
    AMORTIZATION AND DEFERRED TAXES (EBDADT)    GROUP ACTUAL (1)   PRO FORMA (2)
                                                ----------------   -------------
    Six Months Ended June 30, 2000
      (before special items):

      Basic EBDADT                              $        133,584   $     173,020
      Diluted EBDADT per share                  $           1.17   $        1.12
      Weighted average SCZ Shares
        Outstanding - Diluted                            121,101         161,755


    Year Ended December 31, 1999
      (before special items):
      Basic EBDADT                              $        236,012   $     318,183
      Diluted EBDADT per share                  $           1.96   $        1.98
      Weighted average SCZ Shares
        Outstanding - Diluted                            120,268         160,922

    NET CASH FLOW FROM OPERATIONS (3)

      Four Quarters Ended June 30, 2000         $         93,002   $     155,521
      Four Quarters Ended December 31, 1999     $         60,337   $     119,567

    COVERAGE RATIO (4)

      Four Quarters Ended June 30, 2000                     2.65            2.68
      Four Quarters Ended December 31, 1999                 2.16            2.41

BALANCE SHEET INFORMATION (AS OF JUNE 30, 2000): (5)

    Total Assets                                $      4,012,434   $   6,069,608
    Total Liabilities                           $      1,172,003   $   1,839,267
    Leverage Ratio (6)                                     27.6%           29.1%
    Net Asset Value per share (7)               $          22.66   $       25.54


                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement



                        SUPPLEMENTAL INFORMATION PAGE 5

                      SECURITY CAPITAL GROUP INCORPORATED

       PRO FORMA STATEMENTS OF EARNINGS BEFORE DEPRECIATION, AMORTIZATION
                           AND DEFERRED TAXES (EBDADT)


                     FOR THE SIX MONTHS ENDED JUNE 30, 2000

                    (In thousands, except per share amounts)

--------------------------------------------------------------------------------


                                                SECURITY CAPITAL        SECURITY CAPITAL          PRO FORMA
                                                    GROUP (1)           U.S. REALTY (1)          ADJUSTMENTS (2)       PRO FORMA
                                                --------------------------------------------------------------------------------
INCOME:
  Equity in Capital Division Investees' EBDADT  $      192,194           $      126,285          $  (31,752) (a)       $ 286,727
  Financial Services Division revenues                  42,184                     -                (15,200) (b)          26,984
  Interest and other income                                956                    3,297                (745) (c)           3,508
                                                --------------------------------------------------------------------------------
    Total Income                                       235,334                  129,582             (47,697)             317,219
                                                --------------------------------------------------------------------------------

EXPENSES:
  Operating expenses                                    44,164                   16,585             (15,200) (b)          45,549
  Interest expense                                      41,331                   19,973               7,202  (d)          68,506
  Current income tax expense (benefit)                   7,238                   14,256                (367) (e)          21,127
                                                --------------------------------------------------------------------------------
    Total Expenses                                      92,733                   50,814              (8,365)             135,182
                                                --------------------------------------------------------------------------------
CONVERTIBLE PREFERRED SHARE DIVIDENDS                    9,017                     -                   -                   9,017
                                                --------------------------------------------------------------------------------
BASIC EBDADT BEFORE SPECIAL ITEMS                      133,584                   78,768             (39,332)             173,020
  Realized gains (losses)                                 (568)                   2,546              (1,249) (f)             729
  Extraordinary gain on retirement of
    debt, net of tax                                     6,152                     -                   -                   6,152
  Gain on sale of Archstone stock,
    net of tax                                           8,747                     -                   -                   8,747
  Homestead special (charge) credit                      1,182                     -                   -                   1,182
                                                --------------------------------------------------------------------------------
BASIC EBDADT AFTER SPECIAL ITEMS                $      149,097           $       81,314          $  (40,581)           $ 189,830
                                                --------------------------------------------------------------------------------

WEIGHTED AVERAGE SCZ SHARES
   OUTSTANDING - DILUTED                               121,101                                       40,654 (h)          161,755
                                                ----------------                                 -----------           -----------

DILUTED EBDADT PER SHARE BEFORE SPECIAL ITEMS   $         1.17                                                         $    1.12 (8)
  Realized gains (losses)                                  -                                                                 -
  Extraordinary gain on retirement of
    debt, net of tax                                      0.05                                                              0.04
  Gain on sale of Archstone stock,
    net of tax                                            0.07                                                              0.05
  Homestead special (charge) credit                       0.01                                                              0.01
                                                ----------------                                                       -----------
DILUTED EBDADT PER SHARE AFTER SPECIAL ITEMS    $         1.30                                                            $ 1.22 (8)
                                                ----------------                                                       -----------



                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement



                        SUPPLEMENTAL INFORMATION PAGE 6

                       SECURITY CAPITAL GROUP INCORPORATED

       PRO FORMA STATEMENTS OF EARNINGS BEFORE DEPRECIATION, AMORTIZATION
                           AND DEFERRED TAXES (EBDADT)

                      FOR THE YEAR ENDED DECEMBER 31, 1999

                    (In thousands, except per share amounts)


--------------------------------------------------------------------------------


                                                SECURITY CAPITAL        SECURITY CAPITAL          PRO FORMA
                                                    GROUP (1)           U.S. REALTY (1)          ADJUSTMENTS (2)       PRO FORMA
                                                --------------------------------------------------------------------------------
INCOME:
  Equity in Capital Division Investees' EBDADT  $      344,725           $      244,385          $  (52,937) (a)       $ 536,173
  Financial Services Division revenues                  99,258                     -                (32,506) (b)          66,752
  Interest and other income                              3,596                   16,688              (3,575) (c)          16,709
                                                --------------------------------------------------------------------------------
    Total Income                                       447,579                  261,073             (89,018)             619,634
                                                --------------------------------------------------------------------------------

EXPENSES:
  Operating expenses                                   112,014                   36,079             (32,506) (b)         115,587
  Interest expense                                      82,303                   49,418               4,095  (d)         135,816
  Current income tax expense (benefit)                    (785)                  28,707               4,091  (e)          32,013
                                                --------------------------------------------------------------------------------
    Total Expenses                                     193,532                  114,204             (23,320)             283,416
                                                --------------------------------------------------------------------------------
CONVERTIBLE PREFERRED SHARE DIVIDENDS                   18,035                     -                   -                  18,035
                                                --------------------------------------------------------------------------------
BASIC EBDADT BEFORE SPECIAL ITEMS                      236,012                  146,869             (64,698)             318,183
  Realized gains (losses)                              (25,826)                 (65,587)             24,201  (f)         (67,212)
  Extraordinary gain on retirement of
    debt, net of tax                                    10,942                     -                   -                  10,942
  Homestead special (charge) credit                    (45,581)                    -                   -                 (45,581)
  City Center Retail special charge                       -                      (3,408)               -                  (3,408)
  Strategic Hotel provision                            (55,288)                    -                   -                 (55,288)
  Security Capital Group provision for loss               -                     (69,220)             69,220 (g)             -
                                                --------------------------------------------------------------------------------
BASIC EBDADT AFTER SPECIAL ITEMS                $      120,259           $        8,654          $   28,723            $ 157,636
                                                --------------------------------------------------------------------------------

WEIGHTED AVERAGE SCZ SHARES
   OUTSTANDING - DILUTED                               120,268                                       40,654 (h)          160,922
                                                ----------------                                 -----------           -----------

DILUTED EBDADT PER SHARE BEFORE SPECIAL ITEMS   $         1.96                                                         $    1.98 (8)
  Realized gains (losses)                                (0.21)                                                            (0.43)
  Extraordinary gain on retirement of
    debt, net of tax                                      0.09                                                              0.07
  Homestead special (charge) credit                      (0.38)                                                            (0.28)
  City Center Retail special charge                        -                                                               (0.02)
  Strategic Hotel provision                              (0.46)                                                            (0.34)
  Security Capital Group provision for loss                -                                                                 -
                                                ----------------                                                       -----------
DILUTED EBDADT PER SHARE AFTER SPECIAL ITEMS    $         1.00                                                            $ 0.98 (8)
                                                ----------------                                                       -----------



                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement.



                        SUPPLEMENTAL INFORMATION PAGE 7

                      SECURITY CAPITAL GROUP INCORPORATED


                             PRO FORMA BALANCE SHEET (5)

                               AS OF JUNE 30, 2000

                    (In thousands, except per share amounts)

--------------------------------------------------------------------------------


                                                SECURITY CAPITAL        SECURITY CAPITAL          PRO FORMA
                                                    GROUP (1)           U.S. REALTY (1)          ADJUSTMENTS (2)    PRO FORMA
                                                --------------------------------------------------------------------------------
ASSETS:
  Capital Division
   Operating Company Investments:
    Archstone Communities Trust                 $    1,115,270          $          -             $     -            $  1,115,270
    Belmont Corp                                        92,909                     -                   -                  92,909
    CarrAmerica Realty Corporation                        -                     758,437                -                 758,437
    City Center Retail Trust                              -                     175,758                -                 175,758
    CWS Communities Trust                                 -                     253,739                -                 253,739
    Homestead Village Incorporated                     492,006                     -                   -                 492,006
    ProLogis Trust                                   1,066,694                     -                   -               1,066,694
    Regency Realty Corporation                            -                     813,454                -                 813,454
    Storage USA, Inc.                                     -                     347,271                -                 347,271
    Urban Growth Property Trust                           -                     201,082                -                 201,082
   Managed Entities:
    Security Capital European Realty                   440,553                     -                   -                 440,553
    Security Capital Preferred Growth
      Incorporated                                      83,020                     -                   -                  83,020
    Security Capital U.S. Realty                       547,230                     -               (547,230) (i)            -
   Intermediate-term Investments:
    Security Capital European Real Estate
      Shares                                            10,407                     -                   -                  10,407
    Security Capital U.S. Real Estate Shares            22,709                     -                   -                  22,709
    Other private investments                             -                      40,544                -                  40,544
  Financial Services Division                             -                        -                   -                    -
  Cash & Cash Equivalents                                5,688                      272                -                   5,960
  Other Assets                                         135,948                   18,413              (4,566) (j)         149,795
                                                --------------------------------------------------------------------------------
    Total Assets                                $    4,012,434           $    2,608,970          $ (551,796)        $  6,069,608
                                                --------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities
   Accounts Payable and Other Liabilites        $       65,904          $        10,500          $     -            $     75,954
   Line of Credit                                      175,800                   42,500             (10,286) (k)         208,014
   Transaction Loan                                       -                        -                625,000  (k)         625,000
   Long-term Debt                                      699,641                     -                   -                 699,641
   Convertible Subordinated Debentures                 230,658                  394,714            (394,714) (k)         230,658
                                                --------------------------------------------------------------------------------
    TOTAL LIABILITIES                                1,172,003                  447,264             220,000            1,839,267
                                                --------------------------------------------------------------------------------
  Shareholders' Equity
   Series B Preferred Shares                           257,642                     -                   -                 257,642
   Common Shareholders' Equity                       2,582,789                2,161,706            (771,796)           3,972,699
                                                --------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                        2,840,431                2,161,706            (771,796)           4,230,341
                                                --------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY   $    4,012,434          $     2,608,970          $ (551,796)        $  6,069,608
                                                --------------------------------------------------------------------------------

   DILUTED SHARES OUTSTANDING                          113,955                   74,877                                  164,603
                                                ----------------        -----------------                           --------------

   NET ASSET VALUE PER DILUTED SHARE            $        22.66          $         28.87                             $      25.54 (7)
                                                ----------------        -----------------                           --------------



                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement.



                        SUPPLEMENTAL INFORMATION PAGE 8

                      SECURITY CAPITAL GROUP INCORPORATED


                             PRO FORMA BALANCE SHEET (5)

                             AS OF DECEMBER 31, 1999

                    (In thousands, except per share amounts)

--------------------------------------------------------------------------------


                                                SECURITY CAPITAL        SECURITY CAPITAL          PRO FORMA
                                                    GROUP (1)           U.S. REALTY (1)          ADJUSTMENTS (2)    PRO FORMA
                                                --------------------------------------------------------------------------------
ASSETS:
  Capital Division
   Operating Company Investments:
    Archstone Communities Trust                 $    1,118,076          $          -             $     -            $  1,118,076
    Belmont Corp                                        78,052                     -                   -                  78,052
    CarrAmerica Realty Corporation                        -                     604,247                -                 604,247
    City Center Retail Trust                              -                     304,132                -                 304,132
    CWS Communities Trust                                 -                     236,488                -                 236,488
    Homestead Village Incorporated                     221,949                     -                   -                 221,949
    ProLogis Trust                                     960,648                     -                   -                 960,648
    Regency Realty Corporation                            -                     685,465                -                 685,465
    Storage USA, Inc.                                     -                     355,911                -                 355,911
    Urban Growth Property Trust                           -                     188,582                -                 188,582
   Managed Entities:
    Security Capital European Realty                   440,542                     -                   -                 440,542
    Security Capital Preferred Growth
      Incorporated                                      82,455                     -                   -                  82,455
    Security Capital U.S. Realty                       431,704                     -               (431,704) (i)            -
   Intermediate-term Investments:
    Security Capital European Real Estate
      Shares                                            10,520                     -                   -                  10,520
    Security Capital U.S. Real Estate Shares            26,285                     -                   -                  26,285
    Other private investments                             -                      42,019                -                  42,019
    Security Capital Group securities                     -                      95,780             (95,780) (n)            -
  Financial Services Division                             -                        -                   -                    -
  Cash & Cash Equivalents                                9,599                    2,732                -                  12,331
  Other Assets                                         101,183                   15,530              (5,354) (j)         111,359
                                                --------------------------------------------------------------------------------
    Total Assets                                $    3,481,013           $    2,530,886          $ (532,838)        $  5,479,061
                                                --------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY:
  Liabilities
   Accounts Payable and Other Liabilites        $       53,518          $        10,851          $     -            $     64,369
   Line of Credit                                       90,900                  239,000             (18,843) (k)         311,057
   Transaction Loan                                       -                        -                625,000  (k)         625,000
   Long-term Debt                                      699,606                     -                   -                 699,606
   Convertible Subordinated Debentures                 278,951                  386,157            (386,157) (k)         278,951
                                                --------------------------------------------------------------------------------
    TOTAL LIABILITIES                                1,122,975                  636,008             220,000            1,978,983
                                                --------------------------------------------------------------------------------
  Shareholders' Equity
   Series B Preferred Shares                           257,642                     -                   -                 257,642
   Common Shareholders' Equity                       2,100,396                1,894,878            (752,838)           3,242,436
                                                --------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                        2,358,038                1,894,878            (752,838)           3,500,078
                                                --------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY   $    3,481,013          $     2,530,886          $ (532,838)        $  5,479,061
                                                --------------------------------------------------------------------------------

   DILUTED SHARES OUTSTANDING                          116,738                   76,700                                  157,392
                                                ----------------        -----------------                           --------------

   NET ASSET VALUE PER DILUTED SHARE            $        17.99          $         24.70                             $      20.60 (7)
                                                ----------------        -----------------                           --------------



                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement.



                        SUPPLEMENTAL INFORMATION PAGE 9

                       SECURITY CAPITAL GROUP INCORPORATED

                     PRO FORMA CASH FLOW FROM OPERATIONS (3)



                                 (In thousands)


--------------------------------------------------------------------------------


                                                SECURITY CAPITAL        SECURITY CAPITAL          PRO FORMA
FOR THE FOUR QUARTERS ENDED JUNE 30, 2000           GROUP (1)           U.S. REALTY (1)          ADJUSTMENTS (2)       PRO FORMA
-----------------------------------------       --------------------------------------------------------------------------------
SOURCES:
  Dividend Income                               $      179,947           $      179,331          $        -            $ 359,278
  Interest and other income                              3,288                    8,700              (2,532) (c)           9,456
  Financial Services Division revenues                  98,410                        -             (30,989) (b)          67,421
                                                --------------------------------------------------------------------------------
                                                       281,645                  188,031             (33,521)             436,155
                                                --------------------------------------------------------------------------------

USES:
  Operating expenses                                    84,779                   34,325             (30,989) (b)          88,115
  Income Taxes                                           3,143                   31,604               1,690  (e)          36,437
  Interest and related expenses                         82,686                   29,371 (l)          25,990  (d)         138,047
  Preferred share dividends                             18,035                        -                   -               18,035
                                                --------------------------------------------------------------------------------
                                                       188,643                   95,300              (3,309)             280,634
                                                --------------------------------------------------------------------------------
  NET CASH FLOW FROM OPERATIONS                 $       93,002           $       92,731          $  (30,212)          $  155,521



FOR THE FOUR QUARTERS ENDED DECEMBER 31, 1999
---------------------------------------------

SOURCES:
  Dividend Income                               $      153,368           $      168,507          $        -            $ 321,875
  Interest and other income                              7,441                   16,688              (3,575) (c)          20,554
  Financial Services Division revenues                  99,258                        -             (32,506) (b)          66,752
                                                --------------------------------------------------------------------------------
                                                       260,067                  185,195             (36,081)             409,181
                                                --------------------------------------------------------------------------------

USES:
  Operating expenses                                   100,177                   36,079             (32,506) (b)         103,750
  Income Taxes                                            (785)                  28,707               4,091  (e)          32,013
  Interest and related expenses                         82,303                   33,202 (l)          20,311  (d)         135,816
  Preferred share dividends                             18,035                        -                   -               18,035
                                                --------------------------------------------------------------------------------
                                                       199,730                   97,988              (8,104)             289,614
                                                --------------------------------------------------------------------------------
  NET CASH FLOW FROM OPERATIONS                 $       60,337           $       87,207          $  (27,977)          $  119,567





                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement.



                        SUPPLEMENTAL INFORMATION PAGE 10

                      SECURITY CAPITAL GROUP INCORPORATED


                  PRO FORMA CAPITAL DIVISION INVESTMENT SUMMARY

                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999

                    (In thousands, except per share amounts)

--------------------------------------------------------------------------------




                                                                                    SIX MONTHS
                                             PRO FORMA OWNERSHIP                 INVESTEE DILUTED
                                             AS OF JUNE 30, 2000                 EBDADT PER SHARE                 SIX MONTHS
                                      ---------------------------------        BEFORE SPECIAL ITEMS          DIVIDENDS PER SHARE
                                                             Invested         ----------------------        ---------------------
                                      % Owned    Shares     Capital (9)         2000          1999            2000         1999
                                      ---------------------------------       ----------------------        ---------------------

INVESTEES

STABILIZED COMPANIES:

   Archstone Communities Trust         38.0%      52,951    $775,860           $1.06         $0.95            $0.7700      $0.7400
   CarrAmerica Realty Corporation      42.7%      28,603     699,905            1.47          1.22             0.9250       0.9250
   City Center Retail Trust            99.9%      30,390     175,758            0.22          0.31               -            -
   Homestead Village Incorporated      99.9%     120,001     596,719            0.35          0.23             0.2083         -
   ProLogis Trust                      30.5%      49,904     657,800            1.07          0.95             0.6700       0.6455
   Regency Realty Corporation          60.2%      34,273     759,807            1.25          1.17             0.9600       0.9200
   Security Capital Preferred Growth
     Incorporated                       9.3%       3,950      80,116            0.57          0.38             0.6700       0.6500
   Storage USA, Inc.                   43.1%      11,766     394,362            1.62          1.60             1.3800       1.3400


START-UP COMPANIES:

   BelmontCorp                         99.9%       9,291      92,909           (0.34)        (0.68)              -            -
   CWS Communities Trust               94.1%      25,341     253,739            0.31          0.29             0.3000       0.2400
   Security Capital European Realty    34.6%      22,028     440,553            0.37          0.32               -            -
   Urban Growth Property Trust         98.8%      18,824     201,082            0.33          0.40               -          0.2400


INTERMEDIATE-TERM INVESTMENTS:

   Security Capital European
     Real Estate Shares                99.8%       1,025      11,000           (0.02)         0.35             0.0501       0.1335
   Security Capital U.S.
     Real Estate Shares                24.4%       2,110      24,750            0.27          0.49             0.2487       0.2417


SECURITY CAPITAL'S REMAINING INVESTMENT COMMITMENT AT JUNE 30, 2000 IS:

     Belmont                        $17,046
     CWS Communities Trust          107,835 *
     Security Capital
       European Realty               77,716

 * Includes $61,297 relating to a contingent liability that expires in March
   2001.






                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement.



                        SUPPLEMENTAL INFORMATION PAGE 11

                      SECURITY CAPITAL GROUP INCORPORATED


                          PRO FORMA INVESTMENT SUMMARY

                               AS OF JUNE 30, 2000

                                 (In thousands)

--------------------------------------------------------------------------------

                  [PIE CHART ENTITLED "PROPERTY TYPE BY SECTOR"
                          DEPICTING THE FOLLOWING DATA:


                          Offices                 17%
                          Multifamily             16%
                          Shopping Centers        15%
                          Distribution            13%
                          Extended Stay Lodging   12%
                          Self-Storage             9%
                          Parking                  6%
                          Manufactured Homes       5%
                          Senior Assisted Living   2%
                          Other                    5% ]


--------------------------------------------------------------------------------

                                                               Security Capital
                                                               Group's Pro Forma
Property Sector               Investee                            Investment *
--------------------------------------------------------------------------------
Offices                   CarrAmerica, Akeler, Bernheim-
                            Comofi, City & West End            $         853,015
Multifamily               Archstone Communities, London
                           and Henley                                    830,470
Shopping Centers          Regency Realty                                 759,807
Distribution              ProLogis                                       657,800
Extended Stay Lodging      Homestead Village                             596,719
Self-Storage              Storage USA, Access                            475,577
Parking                   Urban Growth Property,
                            Interparking S.A.                            322,184
Manufactured Homes        CWS Communities                                253,739
Senior Assisted Living    BelmontCorp                                     92,909
Other                     Other                                          291,624
                                                               -----------------
                                                               $       5,133,844


   * Amounts presented for Security Capital European Realty investees represent Security Capital's relative percentage ownership.



--------------------------------------------------------------------------------

           [PIE CHART ENTITLED "PUBLIC VS. PRIVATE COMPANY OWNERSHIP"
                         DEPICTING THE FOLLOWING DATA:



                          Public Companies      64%
                          Private Copanies      36% ]



--------------------------------------------------------------------------------



                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement.



                        SUPPLEMENTAL INFORMATION PAGE 12

                       SECURITY CAPITAL GROUP INCORPORATED

                    PRO FORMA GLOBAL CAPITAL MANAGEMENT GROUP

               TOTAL ASSETS UNDER MANAGEMENT AS OF JUNE 30, 2000


                                 (in thousands)


--------------------------------------------------------------------------------

                                                                                                                PRO FORMA
                                                                                           PRO FORMA            REVENUES
                                                  JUNE 30,           PRO FORMA              JUNE 30,            SIX MONTHS
                                                    2000           ADJUSTMENTS (2)            2000            ENDED 6/30/00
                                           ----------------------------------------------------------------------------------
MANAGED ENTITES:
  Security Capital European Realty          $    1,264,657       $            -          $ 1,264,657       $   7,827
  Security Capital Preferred Growth              1,012,461                    -            1,012,461           4,723
  Security Capital U.S. Realty                   2,590,285           (2,590,285) (m)               -               -
                                           ----------------------------------------------------------------------------------
                                                 4,867,403           (2,590,285)           2,277,118          12,550
                                           ----------------------------------------------------------------------------------

OPEN-END ENTITIES:
  Security Capital European
    Real Estate Shares                              10,418                    -               10,418              56
  Security Capital U.S.
    Real Estate Shares                              93,099                    -               93,099             301
  Separate Accounts                                764,498                    -              761,498             923
                                           ----------------------------------------------------------------------------------
                                                   868,015                    -              868,015           1,280
                                           ----------------------------------------------------------------------------------
  TOTAL ASSETS UNDER MANAGEMENT             $    5,735,418       $   (2,590,285)         $ 3,145,133          13,830






                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement



                        SUPPLEMENTAL INFORMATION PAGE 13

                       SECURITY CAPITAL GROUP INCORPORATED

                        PRO FORMA DEBT OUTSTANDING (1)(2)

                                 (In thousands)

--------------------------------------------------------------------------------


                                                  June 30,       December 31,
                                                   2000              1999
                                              ----------------------------------

Line of Credit (Unsecured) (k)                   $  208,014     $ 311,057

Transaction Loan (Unsecured) (k)                    625,000       625,000

Senior Unsecured Debt:
     7.75% Notes due 2003                           100,000       100,000
     7.66% Notes due 2004                            14,700        14,700
     6.95% Notes due 2005                           200,000       200,000
     7.75% Notes due 2005                             5,000         5,000
     7.80% Notes due 2005                            80,300        80,300
     7.15% Notes due 2007                           100,000       100,000
     7.70% Notes due 2008                           200,000       200,000
       Less Unamortized Discount                       (359)         (394)
                                              ----------------------------------
         Total Senior Unsecured Debt                699,641       699,606


6.5% Convertible Subordinated Debentures
  due 2016                                          230,658       278,951
                                              ----------------------------------

  Total Pro Forma Debt                           $1,763,313    $1,914,614












                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement.



                        SUPPLEMENTAL INFORMATION PAGE 14

                      SECURITY CAPITAL GROUP INCORPORATED


                       PRO FORMA SHARE INFORMATION (1)(2)


                      (In thousands, except per share data)

--------------------------------------------------------------------------------





                                              AS OF                          AS OF
                                          JUNE 30, 2000                DECEMBER 31, 1999
PRO FORMA SHARES OUTSTANDING      ---------------------------  -----------------------------
FOR NET ASSET VALUE PURPOSES:         CLASS A         SCZ          CLASS A           SCZ
-----------------------------     ---------------------------  -----------------------------
SCZ Shares Outstanding                  -             52,014          -               52,696
SCZ Shares issued in connection
  with merger                           -             40,654          -               40,654
Class A Shares Outstanding             1,117          55,850         1,218            60,921
Class A Options and warrants              42           2,100            46             2,276
SCZ Options                             -              3,991          -                  845
Assumed conversion of Security
  Capital convertible debentures        -              9,994          -                 -
                                  ---------------------------  -----------------------------
                                       1,159         164,603         1,264           157,392




PRO FORMA EBDADT PER SHARE DATA:
                                                                           SIX MONTHS ENDED JUNE 30, 2000
                                                --------------------------------------------------------------------------------
                                                SECURITY CAPITAL        SECURITY CAPITAL          PRO FORMA
                                                    GROUP               U.S. REALTY              ADJUSTMENTS           PRO FORMA
--------------------------------------------------------------------------------------------------------------------------------
Basic EBDADT after special items                $      149,097           $       81,314          $  (40,581)           $ 189,830
    Debenture interest expense                           8,293                     -                   -                   8,293
                                                --------------------------------------------------------------------------------
Diluted EBDADT after special items              $      157,390           $       81,314          $  (40,581)           $ 198,123
                                                --------------------------------------------------------------------------------

Weighted average SCZ Shares Outstanding - Basic        109,003                     -                 40,654 (h)          149,657
Increase in shares which would result from:
    Exercise of options and warrants                     1,175                     -                   -                   1,175
    Conversion of debentures                            10,923                     -                   -                  10,923
                                                --------------------------------------------------------------------------------

Weighted average SCZ Shares Outstanding
  - Diluted                                            121,101                     -                 40,654              161,755
                                                --------------------------------------------------------------------------------


Per share EBDADT after special items:
    Basic                                       $         1.37                                                         $    1.27
                                                ------------------                                                   -----------
    Diluted                                     $         1.30                                                         $    1.22
                                                ------------------                                                   -----------




                                                                            YEAR ENDED DECEMBER 31, 1999
                                                --------------------------------------------------------------------------------
                                                SECURITY CAPITAL        SECURITY CAPITAL          PRO FORMA
                                                    GROUP               U.S. REALTY              ADJUSTMENTS           PRO FORMA
--------------------------------------------------------------------------------------------------------------------------------
Basic and Diluted EBDADT after special items    $      120,259           $        8,654          $   28,723            $ 157,636
                                                --------------------------------------------------------------------------------

Weighted average SCZ Shares Outstanding - Basic        119,255                     -                 40,654 (h)          159,909
Increase in shares which would result from:
    Exercise of options and warrants                     1,013                     -                   -                   1,013
                                                --------------------------------------------------------------------------------

Weighted average SCZ Shares Outstanding
  - Diluted                                            120,268                     -                 40,654              160,922
                                                --------------------------------------------------------------------------------


Per share EBDADT after special items:
    Basic                                       $         1.01                                                         $    0.99
                                                ------------------                                                   -----------
    Diluted                                     $         1.00                                                         $    0.98
                                                ------------------                                                   -----------








                 The accompanying Notes to Pro Forma Statements
               should be read in conjunction with this statement.



                        SUPPLEMENTAL INFORMATION PAGE 15

                          NOTES TO PRO FORMA STATEMENTS

   FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND THE YEAR ENDED DECEMBER 31, 1999

                    (In thousands, except per share amounts)


--------------------------------------------------------------------------------

(1) See Security Capital's and SC-U.S. Realty's press release supplements as of June 30, 2000 for a discussion of historical results.

(2) Pro forma adjustments assume the acquisition of SC-U.S. Realty for 40.7 million shares, $200 million of cash to dissenting shareholders, the assumption / payment of liabilities and $20 million of transaction costs. If shareholders representing more than $200 million of shares dissent and request cash instead of Security Capital shares, Security Capital has the option to increase the cash it makes available for such purposes. The pro forma financial information does not reflect utilization of the remaining $250 million that the Security Capital board has authorized for share repurchases. The acquisition will be financed through a new $625 million transaction loan. Pro forma adjustments are comprised of the following:

    (a) Elimination of Security Capital's equity in EBDADT of SC-U.S. Realty.

    (b) Elimination of Security Capital management fee for advising SC-U.S. Realty. Further cost reductions should be achievable, but have not been reflected in the pro forma statements.

    (c) Elimination of the interest paid to SC-U.S. Realty on its holdings of Security Capital's convertible debentures.


                                                  Six Months     Twelve Months
                                                 Ended 6/30/00   Ended 12/31/99
                                                --------------- ----------------
    (d) Increase in interest expense due to:
           Elimination of SC-U.S. Realty's
             interest expense                   $    (19,973)   $     (49,418)
           Increase related to borrowing on
             credit facilities to fund the
             cash payment to dissenters,
             merger-related costs and
             repayment of SC-U.S. Realty's
             convertible debentures and line
             of credit.                               27,920           57,088
           Elimination of interest paid to
             SC-U.S. Realty on its holdings
             of Security Capital convertible
             debentures                                 (745)          (3,575)
                                                --------------- ----------------
                                                $      7,202    $       4,095
                                                =============== ================


    (e) Change in income taxes due to:
        Additional income taxes from SC-U.S.
          Realty's taxable earnings             $     13,889    $      32,798
        Elimination of SC-U.S. Realty
           withholding and other taxes               (14,256)         (28,707)
                                                --------------- ----------------
                                                $       (367)   $       4,091
                                                =============== ================


    (f) Elimination of Security Capital's share of SC-U.S. Realty's realized gains.

    (g) Elimination of SC-U.S. Realty's provision for loss on disposition of its investment in Security Capital's stock and convertible debentures.

    (h) Additional shares issued in the transaction as follows:
        SC-U.S. Realty shares outstanding
        as of June 30, 2000                           74,877
        Less:  SC-U.S. Realty shares owned by
        Security Capital                             (30,402)
                                                ---------------
        Net SC-U.S. Realty shares                     44,475
        Less:  SC-U.S. Realty shares purchased
        for cash at $21.922 per share                 (9,123)
                                                ---------------
        SC-U.S. Realty shares                         35,352
        Exchange ratio                                  1.15
                                                ---------------
        Net Security Capital shares exchanged
        for SC-U.S. Realty shares                     40,654
                                                ===============

    (i) Elimination of Security Capital's investment in SC-U.S. Realty.

    (j) Elimination of SC-U.S. Realty's deferred financing costs.



                        SUPPLEMENTAL INFORMATION PAGE 16

                          NOTES TO PRO FORMA STATEMENTS

   FOR THE SIX MONTHS ENDED JUNE 30, 2000 AND THE YEAR ENDED DECEMBER 31, 1999

                    (In thousands, except per share amounts)


--------------------------------------------------------------------------------



                                                  Six Months     Twelve Months
                                                 Ended 6/30/00   Ended 12/31/99
                                                --------------- ----------------
    (k) The components of the acquisition
        to be financed are:
          SC-U.S. Realty convertible
          debentures                            $    394,714    $       386,157
          Purchase price plus transaction
          costs                                      220,000            220,000
                                                --------------- ----------------
            Total financed                           614,714            606,157
          Less transaction loan financing            625,000            625,000
                                                --------------- ----------------
            Net decrease in lines of credit
            outstanding                         $    (10,286)   $       (18,843)
                                                =============== ================

    (l) Represents cash interest paid by SC-U.S. Realty.

    (m) Elimination of SC-U.S. Realty assets under management.

    (n) Elimination of SC-U.S. Realty's investment in Security Capital.

(3) Net cash flow from operations represents EBDADT, adjusted to substitute dividends and interest income for equity in EBDADT from investees and to subtract non-cash charges and non-real estate depreciation and amortization from operating expenses.

(4) Calculated pursuant to the provisions of Security Capital's line of credit.

(5) Assets and liabilities are presented on an unconsolidated fair value basis assuming the following:

    - Publicly traded investments - all based on NYSE closing prices, which may differ from underlying net asset value.
    - Private company investments - at cost, or in the case of Security Capital Preferred Growth Incorporated and the Intermediate-term investments, their current net asset value. The net asset value of these entities may fluctuate from time to time based on asset value changes. Security Capital will revalue an investment downward if the investee experiences sustained degradation of operating performance or if changed circumstances indicate cost does not reflect fair value.
    -  Deferred taxes on unrealized securities positions are not provided.

(6) Leverage ratio is calculated as total debt to fair value of assets.

(7) The net asset value (which does not include a value for the Financial Services Division, deferred taxes on unrealized gains or convertible securities when anti-dilutive), is computed as follows:


                                                      As of           As of
                                                     6/30/00        12/31/99
                                                --------------- ----------------
           Common Shareholders' Equity
           (see note 5)                         $  3,972,699    $     3,242,436
           Debentures assumed converted if
           net asset value is greater than
           $23.08                                    230,658               -
                                                --------------- ----------------
                                                   4,203,357          3,242,436

           Diluted Shares Outstanding                164,603            157,392
                                                --------------- ----------------
           Net Asset Value                      $      25.54    $         20.60
                                                =============== ================


(8) If all of SC-U.S. Realty's stock were to be exchanged for Security Capital stock, diluted EBDADT per share would be:
                                                  Six Months     Twelve Months
                                                 Ended 6/30/00   Ended 12/31/99
                                                --------------- ----------------
           Before Special Items                 $       1.08    $      1.90
           After Special Items                  $       1.18    $      0.97


(9) Invested capital represents historical cost of Security Capital or SC-U.S. Realty.




                        SUPPLEMENTAL INFORMATION PAGE 17

                      SECURITY CAPITAL GROUP INCORPORATED

This supplemental information contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These statements reflect the current views of Security Capital and/or SC-U.S. Realty with respect to future events and are not guarantees of future performance. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from thos expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Security Capital's and SC-U.S. Realty's reports filed with the Securites and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these foward-looking statemetns to reflect events or circumstances after the date of these materials.

We urge you to read the joint proxy statement/prospectus regarding the proposed transaction between Security Capital Group Incorporated and Security Capital U.S. Realty, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Security Capital Group. You may obtain a free copy of the joint proxy statement/ prospectus (when it is available) and other documents filed by Security Capital Group and SC-U.S. Realty with the Commission (including the documents incorporated by reference into the joint proxy statement/prospectus) at the Commission's web site at www.sec.gov. Shareholders of Security Capital Group may also obtain a free copy of the joint proxy statement/prospectus (when it is available) and these other documents by directing a request to Security Capital Group Incorporated, Attention: William
R. Fowler, telephone: 800-988-4304. Shareholders of SC-U.S. Realty may also obtain a free copy of the joint proxy statement/prospectus (when it is available) and these other documents by directing a request to Security Capital U.S. Realty, Attention: Laura Hamilton, telephone: +352-46-37-56-2008 (U.S. callers dial 011-352-46-37-56-2008).

Security Capital Group and certain other persons may be deemed to be participants in the solicitation of proxies from Security Capital Group's stockholders to approve the issuance of Security Capital Group stock in connection with the proposed transaction. The participants in this solicitation may include the directors and executive officers of Security Capital Group. Information regarding Security Capital Group's directors and executive officers and their security holdings in Security Capital Group is contained in Security Capital Group's proxy statement for its annual meeting of shareholders dated April 10, 2000.






                        SUPPLEMENTAL INFORMATION PAGE 18


                                      ###

                    [INVESTOR/ANALYST PRESENTATION MATERIALS]











                   [Security Capital Group Incorporated Logo]

IMPORTANT INFORMATION

We urge you to read the joint proxy statement / prospectus regarding the proposed transaction between Security Capital Group Incorporated and Security Capital U.S. Realty, when it becomes available, because it will contain important information. The joint proxy statement / prospectus will be filed with the Securities and Exchange Commission by Security Capital Group. You may obtain a free copy of the joint proxy statement / prospectus (when it is available) and other documents filed by Security Capital Group and SC-U.S. Realty with the Commission (including the documents incorporated by reference into the joint proxy statement / prospectus) at the Commission's web site at www.sec.gov. Shareholders of Security Capital Group may also obtain a free copy of the joint proxy statement / prospectus (when it is available) and these other documents by directing a request to Security Capital Group Incorporated, Attention: William
R. Fowler, telephone: 800-988-4304. Shareholders of SC-U.S. Realty may also obtain a free copy of the joint proxy statement / prospectus (when it is available) and these other documents by directing a request to Security Capital U.S. Realty, Attention: Laura Hamilton, telephone: 011-352-46-37-56-2008.

Security Capital Group and certain other persons may be deemed to be participants in the solicitation of proxies from Security Capital Group's stockholders to approve the issuance of Security Capital Group stock in connection with the proposed transaction. The participants in this solicitation may include the directors and executive officers of Security Capital Group. Information regarding Security Capital Group's directors and executive officers and their security holdings in Security Capital Group is contained in Security Capital Group's proxy statement for its annual meeting of shareholders dated April 10, 2000.

FORWARD LOOKING STATEMENTS

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. Federal securities law. These statements reflect the current views of Security Capital and/or SC-U.S. Realty with respect to future events and are not guarantees of future performance. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Security Capital's and SC-U.S. Realty's reports filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

COMBINATION OF SCZ AND SC-U.S. REALTY
--------------------------------------------------------------------------------

- SCZ and SC-U.S. Realty Have Agreed (subject to shareholder approvals) to Combine. The Expected Benefits for Both Companies Include:
  - A Simplified Combined Company with a Stronger Market Profile
     - Eliminate a Tier of Discount and Unrealized Value
     - Eliminate a Complex Structural Relationship
  - Increased Liquidity and Financial Flexibility
  - Significant Step Towards an Operating Company Structure
  - Enhanced Opportunities Including Monetization or Consolidation of Existing Businesses and Significant Stock Repurchases

SCZ WILL COMBINE WITH SC-U.S. REALTY
CONSISTENT WITH LUXEMBOURG RULES
--------------------------------------------------------------------------------
Two-Stage Program to Enhance Shareholder Value

- SCZ will Acquire SC-U.S. Realty Assets and Assume its Liabilities in Exchange for
   - Up to 51.1 Million Shares of SCZ Stock Issued (1.15x exchange ratio)(1)(3)
   - $555.1 Million of SC-U.S. Realty's Liabilities and Commitments Assumed / Retired

- SCZ has Authorized $450 Million to Repurchase SCZ Stock (inclusive of SCZ's current $100 million stock buyback)
   - Open Market Purchases
   - Includes Up to $200 Million for Payments to SC-U.S. Realty Shareholders who Desire Cash(2)(3)

(1) Excluding shares returned to SCZ, shares issued will be reduced by up to
    10.5 million to the extent SC-U.S. Realty Shareholders request cash.
(2) For dissenting shareholders amount of cash per share will be determined based on daily average high and low sales prices of SCZ stock over a 15-day trading period ending shortly before SC-U.S. Realty Shareholders meeting, multiplied by 1.15.
(3) The receipt of SCZ stock or cash by SC-U.S. Realty shareholders who are U.S. residents may be taxable.

PRO FORMA STRUCTURE POST-TRANSACTION
--------------------------------------------------------------------------------

    -------------------------------------------------------------------------
    |                        SECURITY CAPITAL GROUP                         |
    |                          (Combined Company)                           |
    |                     Total Assets: $6,070 MM (1)                       |
    |-----------------------------------------------------------------------|
    |                                   |                                   |
    |         CAPITAL DIVISION          |      FINANCIAL SERVICES           |
    |                                   |           DIVISION                |
    |         (98.7% of Assets)         |                                   |
    |                                   |                                   |
    -------------------------------------------------------------------------

    - Public Companies       Ownership       - Real Estate Research Group
                             ---------
      - Archstone               29% (2)      - Capital Markets Group
      - CarrAmerica             43%
      - ProLogis                31%          - Corporate Services Group
      - Regency                 60%
      - Storage USA             43%          - Global Capital Management Group
    - Private Companies                         - Mutual Funds/Separate Accounts
      - Belmont                100%             - Managed Entities
      - CWS Communities         94%
      - Homestead Village      100%
      - SC-European Realty      35%             (1) As of June 30, 2000.
      - Urban Growth            99%             (2) Percentage after SCZ's sale
                                                    of ASN shares completed on
                                                    July 25, 2000.

FINANCIAL IMPACT OF TRANSACTION
--------------------------------------------------------------------------------

SCZ Believes the Combination Provides Strong Advantages

- 2001 and Beyond
   - Positive Impact of $450 Million of Stock Repurchases
   - Annual Expense Savings of Approximately $8 Million

- Pro Forma Impact of Transaction (Based on Only $200 Million of Share
                                            ----
  Purchases) (1)
   - Accretive to SCZ's Reported NAV by 12.7%
   - Cash Flow from Operations for the Four Quarters Ended June 30, 2000 Increases 22.4% to $1.04 Per Share Reflecting the Net Increase in Dividends Received from SC-U.S. Realty Investees
   - Cash Flow Coverage Ratio is 2.68x, Leverage Ratio of 29.1%
   - Equity Market Capitalization of $3+ Billion
   - Direct Strategic Ownership of Companies with Current Total Market Capitalization of $26.2 Billion

(1) All financial information is pro forma as of 6/30/00.

PRO FORMA FINANCIAL IMPACT
OF TRANSACTION
--------------------------------------------------------------------------------

(Consistent with SEC Requirements, Pro Forma Results Based on Only $200
                                                              ----
Million of Share Purchases and Excludes Anticipated Expense Savings)

If the Additional $250 Million of Stock Repurchases Authorized by SCZ's Board and Expense Savings were Included, the Results Would be as Follows:


For the Six Months Ended June 30, 2000

                                           Adjusted      Increase from Actual to
                 Actual       Pro Forma  Pro Forma (1)     Adjusted Pro Forma
                 ------       ---------    ---------       ------------------
Per Share
Diluted EBDADT    $1.17          $1.12        $1.21              $0.04
Net Asset Value  $22.66         $25.54       $26.10              $3.44


(1) Assumes completion of an additional $250 million of stock repurchases using SCZ's closing stock price on September 22, 2000 of $19.0625 and approximately $8 million of annual expense savings.

BENEFITS TO SC-U.S. REALTY
SHAREHOLDERS
--------------------------------------------------------------------------------

- Direct Strategic Ownership of Companies with Current Total Market Capitalization of $26.2 Billion

- Ownership of a Company with Greater Liquidity in a Unified Trading Market on the NYSE and $3+ Billion Equity Market Capitalization

- Dissenting Shareholders will Have the Option to Receive Cash (Up to $200 Million in Total)

- Shareholders Receive a Premium to the Market Price on September 25, 2000

- Simplified Structure with No External Advisor

- Eliminate Investment of Restructuring Limitations Imposed on Investees Operating Through an Indirect Structure

COMBINATION OF SCZ AND SC-U.S. REALTY
--------------------------------------------------------------------------------


- SCZ Believes the Combination is the Best Way to Reduce the Multi-Tier Discount That Exists in the Current Stock Prices of Both Companies

   - Alternatives for Monetization, Consolidation or Additional Stock Repurchases Remain (with Increased Flexibility)

   - Transaction Expected to Be Completed Within Four Months

- Thoroughly Analyzed a Number of Alternatives Prior to Selecting the
  Combination

   - Distribution of SC-U.S. Realty's Public Securities

   - Liquidation of SC-U.S. Realty (Public / Private Companies)

   - Purchase of SC-U.S. Realty Shares by SCZ in the Open Market

SCZ POST-COMBINATION
--------------------------------------------------------------------------------

This Transaction is Consistent with the Key Objectives Outlined by SCZ's Board in February 1999

- Another Important Step in Eliminating Discount to NAV

- Enhance Ability to Monetize Investments and Repurchase Significant Amount of SCZ Stock

- Achieve High Percentage Ownership of a Few Select Real Estate Operating / Service Businesses

   - Own Businesses that Produce High ROI
   - Sustainable Leadership Businesses which Produce Substantial Service Income
   - Businesses Able to Create Measurable Brand Value
   - Leading Operating / Service Platform in Respective Niche

- Dispose of Businesses That Do Not Meet Criteria
                                                                              8

IMPLEMENTATION OF SCZ STRATEGY
--------------------------------------------------------------------------------

$1.1 Billion of Capital Transactions Since September 1999

- $329 Million Sale of Strategic Hotel Capital Enables SCZ to Begin Attractive Stock Repurchase Program

- Completed $200 Million of Stock Repurchases

- Repurchased $80.5 Million of Convertible Debentures at an Average Discount of 25.1%

- Restructuring and Privatization of Homestead

    - Provides $62+ Million of Cash Flow to SCZ
    - Ability to Maximize Value

- Overhead Sized to Meeting Long-Term Strategic Needs

- $416 Million Sale of Archstone Stock

    - Creates Flexibility in Repositioning Homestead
    - Provides Cash for Additional SCZ Stock Repurchases

THE FUTURE
--------------------------------------------------------------------------------

Priorities


- Simplification


- Stock Repurchases Which Increase Shareholder Value


- Concentrate Only on High ROI Businesses / Transactions

COMBINATION OF SCZ AND SC-U.S. REALTY
--------------------------------------------------------------------------------

Process / Timetable

- Transaction Requires the Approval of:

   - 66.7% of Voting SC-U.S. Realty Shareholders (including SCZ shares)
   - Majority of the Voting Power of SCZ Shares Who Cast Votes
Subject to Review by Luxembourg CSSF and Review Under United States Anti-Trust Regulations

- Current Timetable

   - File Joint Proxy Statement / Prospectus with SEC and CSSF in Early October
   - Shareholder Votes / Approval
   - Closing
   - Distribution of SCZ Shares or Cash to SC-U.S. Realty Shareholders

ESTIMATED TRANSACTION TIMELINE
--------------------------------------------------------------------------------

The following reflects Security Capital's best estimate of the timeline. Because of the international nature of the transaction, unanticipated delays could occur.

            [Graphic depiciting the following Transaction Timeline:

                    Announcement - Sept. 26
                         10-14 Days
                    File Prospectus - Oct. 10
                         45-60 Days
                    Mail Final Prospectus - Dec. 5
                         30-40 Days
                    Vote - Jan. 19
                         7 Days
                    Distribution to Shareholders - Jan. 26 ]

                   [Security Capital Group Incorporated Logo]


                               Transaction Details

TRANSACTION DETAILS OUTLINE
--------------------------------------------------------------------------------


- Transaction Process

- Summary Pro Forma Financial Information

   - NAV
   - Debt Maturity Schedule
   - Equity Market Capitalization Comparison

- Pro Forma Asset Distribution of Combined Entity

- Transaction Financing

- Estimated Transaction Timetable

TRANSACTION PROCESS
--------------------------------------------------------------------------------

- Pursuant to Luxembourg Law, SC-U.S. Realty's Assets will be Transferred to SCZ and SC-U.S. Realty's Line of Credit and Convertible Debentures will be
  Retired (1)

- Shareholders of SC-U.S. Realty who Vote in Favor of the Transaction Receive
  1.15 Shares of SCZ Stock (2)(3) for Each Share of SC-U.S. Realty

- Dissenting SC-U.S. Realty Shareholders will have the Option to Receive Cash or SCZ Stock (2)

   - Distribution of Cash and Stock will be Immediately After Shareholder
     Votes
   - SCZ has Agreed to Make up to $200 Million in Cash Available. The Cash Price is Based on the 15-day Average Trading Price of SCZ Stock Ending Six Trading Days Prior to SC-U.S. Realty's Shareholder Vote

- In this process, SC-U.S. Realty will be Liquidated

(1) SCZ has obtained a commitment for a bank loan to finance the transaction.
(2) The receipt of SCZ stock or cash by SC-U.S. Realty shareholders who are U.S. residents may be taxable.
(3) 1.15:1 ratio was negotiated in arms-length transaction between SCZ and
    SC-U.S. Realty special committee.                                        15

SC-U.S. REALTY SHAREHOLDER VOTE
--------------------------------------------------------------------------------

                   -----------------------------------------------------------------------------
                   |                                                                           |
                   |                     [SECURITY CAPITAL U.S. REALTY Logo]                   |
                   |                                                                           |
         ----------|                                                                           |-----------
         |         |                              Shareholders Vote                            |          |
         |         |                                                                           |          |
         |         -----------------------------------------------------------------------------          |
         |                                                                                                |
         |                                                                                                |
         |                                                                                                |
---------------------                                                                           ---------------------
|                   |                                                                           |                   |
| Vote in Favor of  |                                                                           |   Vote Against    |
|   Transaction     |                                                                           |   Transaction     |
|                   |                                                                           |                   |
---------------------                                                                           ---------------------
         |                                                                                                |
         |                                                                                                |
         |                                                                                                |
         |                                                                               ---------------------------------
         |                                                                               |                               |
         |                                                                               |             Choose            |
         |                                                                               |                               |
---------------------                                                          ---------------------          ---------------------
|                   |                                                          |                   |          |                   |
|   Receive 1.15    |                                                          | Receive 1.15 SCZ  |          |   Receive Cash*   |
|SCZ Shares for Each|                                                          |  Shares for Each  |          |(Up to $200 Million|
|   RTY Share Held  |                                                          |  RTY Share Held   |          |     Available)    |
|                   |                                                          |                   |          |                   |
---------------------                                                          ---------------------          ---------------------


                                     Shareholders Only Receive Consideration if Transaction
                                    is Approved by 66.7% of Voting SC-U.S. Realty Shareholders


* Based on average high and low SCZ for 15-day period that ends on the sixth trading day prior to shareholder vote

                                                                                                                                 16


PRO FORMA FINANCIAL IMPACT
OF TRANSACTION
--------------------------------------------------------------------------------

(Consistent with SEC Requirements, Based on Only $200 Million of
                                            ----
Share Purchases and Excludes Anticipated Expense Savings)


                                   12-MONTHS ENDED                         SIX-MONTHS ENDED
                                    DEC. 31, 1999                            JUNE 30, 2000
                              SCZ ACTUAL        PRO FORMA            SCZ ACTUAL        PRO FORMA
                              ---------------------------            ---------------------------
EBDADT / Share                   $  1.96             $1.98                $1.17             $1.12

Cash Flow From Operations        $60,337          $119,567              $93,002          $155,521

Cash Flow / Share                $  0.51             $0.75                $0.85             $1.04

Reported NAV                     $ 17.99            $20.60               $22.66            $25.54

Cash Flow Coverage Ratio            2.16x             2.41x                2.65x             2.68x

Leverage Ratio (1)                  30.7%             34.9%                27.6%             29.1% (2)


(1) Calculated as total debt to fair value of assets.
(2) 25.4% as of August 31, 2000.
                                                                                                                                 17


PER SHARE NAV
--------------------------------------------------------------------------------

Reported NAV as of June 30, 2000 and

                [Bar graph depicting the following information:

                           Security Capital - $22.66
                           Combined Company - $25.54 ]

Pro Forma NAV Assuming Transaction Completion

                [Bar graph depicting the following information:

                           SC-U.S. Realty -           $28.87
                           SCZ Share Equivalent (1) - $29.37 ]

(1) Based on SC-U.S. Realty shareholders receiving 1.15 shares of SCZ stock for each SC-U.S. Realty share.
                                                                             18

FINANCIAL FLEXIBILITY MAINTAINED
--------------------------------------------------------------------------------

Pro Forma Debt Maturity Schedule

         [Bar graph depicting the following information (In Millions):

                                                  SCZ Credit Rating: Baa2 / BBB

                             LOC -         2002 - $0
                                           2003 - $100     (7.8%)
                                           2004 - $100     (7.8%)
                                           2005 - $200     (7.0%)
                                           2006 - $251 (1) (8.0%)
                                           2007 - $100     (7.2%)

                             Convertible - 2016 - $231     (6.5%)
                                           2028 - $200     (7.7%) ]

                                             Fixed Charge Coverage Ratio
                                             -----------------------------------
                                             (Four quarters ended June 30, 2000)

                                                  Current        2.65x
                                                  Pro Forma      2.68x

(1) Issued in 2001 to replace transaction financing. Assumes $200 million of cash is paid out in lieu of stock in the transaction.

EQUITY MARKET CAPITALIZATION
--------------------------------------------------------------------------------

          [Bar graph depicting the following information (In Billions:

                             RTY -             $1.3
                             SCZ -             $2.2
                             VNO -             $3.2
                             Combined Entity - $3.2
                             SPK -             $3.3
                             BXP -             $3.5
                             SPG -             $6.1
                             EQR -             $6.4
                             EOP -             $7.8 ]


Reflects equity market capitalization based on June 30, 2000 valuation. Combined Entity market capitalization is based on pro forma SCZ shares and SCZ closing stock price on September 22, 2000 of $19.0625.

PRO FORMA ASSET DISTRIBUTION OF COMBINED ENTITY
--------------------------------------------------------------------------------

[Pie chart entitled "Public / Private Mix" depicting the following information:

                                 Private     36%
                                 Public      64% ]

[Pie chart entitled "By Property Sector" depicting the following information:

                              Offices                  17%
                              Multi-family             16%
                              Shopping Centers         15%
                              Distribution             13%
                              Extended Stay Lodging    12%
                              Self Storage              9%
                              Parking                   6%
                              Manufactured Homes        5%
                              Senior Assisted Living    2%
                              Other                     5% ]

As of June 30, 2000                                                          21

TRANSACTION FINANCING
--------------------------------------------------------------------------------

SCZ has Obtained an Underwritten Commitment for a Transaction Loan

 - One-year Initial Term

 - One-year Extension Option Available at SCZ's Choice

 - Interest Rate is LIBOR Plus 130 Bps

 - SCZ will Draw up to $625 Million at Closing to Fund any SC-U.S. Realty Shareholders Selecting Cash Election and Retire SC-U.S. Realty Liabilities

 - Transaction Loan will Be Repaid with Contemplated Asset Sales and Free Cash Flow, with the Remainder being Refinanced with Long-Term Debt

                                                                             22
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ESTIMATED TRANSACTION TIMETABLE
--------------------------------------------------------------------------------

The following reflects Security Capital's best estimate of the timeline. Because of the international nature of the transaction, unanticipated delays could occur.


                                                                            DAYS
                                                                            ----
- SC-U.S. Realty and SCZ Announce Business Combination                         1
- Joint Proxy Statement / Prospectus Filed with SEC                           14
- Joint Proxy Statement / Prospectus Cleared by SEC and                       70
  Mailed to Shareholders
- SCZ and SC-U.S. Realty Shareholder Meetings                                115
- Issue Press Release Regarding Results of Shareholder                       116
  Votes
- Closing (Approximately January 23-26, 2001)                            119-122
  - Transfer of Assets
  - Payment of SC-U.S. Realty Bank Debt / Other Liabilities
  - Distribution of SCZ Shares and / or Cash Equivalent
  - Satisfaction and discharge of Indentures for SC-U.S. Realty
    Convertible Debentures
  - Payment of SC-U.S. Realty Convertible Debentures (May 2001)


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